                                               Filed by CII Financial, Inc.
                                               Pursuant to Rule 425
                                               under the Securities Act of 1933
                                               For:  CII Financial, Inc.
                                               Commission File No.:  333-52726

                               CII FINANCIAL, INC.
                     California Indemnity Insurance Company
                      Commercial Casualty Insurance Company
                  subsidiaries of Sierra Health Services, Inc.
                   P.O.Box 15645, Las Vegas, Nevada 89114-5645

                                                      April 23, 2001

To Holders of CII Financial
7 1/2% Convertible Subordinated Debentures Due September 15, 2001:

     You have only a few days left to  participate  in our offer to acquire  our outstanding  $47,059,000  of 7  1/2%  Convertible  Subordinated  Debentures  Due
September 15, 2001 (CUSIP No. 12551LAB7).

     As of this time, we have received  tenders or have reached  agreement  with
holders  or  their  representatives   representing   approximately  85%  of  the
outstanding  old  debentures.  However,  our offer is  conditioned  on receiving tenders from at least 90% of the outstanding old debentures.  Therefore, we need your participation in order to complete the offer.

     The offer will expire at 11:59 p.m., New York City time, on Tuesday, May
1,  2001.  Accordingly,  you have  only a short  time  left to  tender  your old debentures.

     The final terms of the offer include the following:

     - We are  offering  to pay a cash  purchase  price of  $739.12  per  $1,000 principal  amount  of old  debentures  for  up to a  total  of  $27,059,000 principal amount of old debentures.

     - We are also  offering  to issue  $1,000  principal  amount  of new 9 1/2%
     senior  debentures due September 15, 2004, for each $1,000 principal amount of old  debentures,  up to a total of $20,000,000  principal  amount of old debentures.

     - Accrued interest on the old debentures will be paid in cash.

     If  holders  of  more  than  $27,059,000  total  principal  amount  of  old debentures  elect to tender their  debentures for cash, we will purchase a total of $27,059,000  principal amount of old debentures for cash and we will exchange the balance of the tendered  debentures  for new 9 1/2% senior  debentures.  All holders who elect to receive cash will be treated equally in this process. It is a  condition  of the offer  that at least  $27,059,000  principal  amount of old debentures  be  tendered  for  cash  and  that no more  than  $20,000,000  total principal amount of old debentures be tendered for new 9 1/2% senior debentures.

     If you want to  participate  in the offer,  you must make the  necessary arrangements promptly. In particular,  if your old debentures are held through a broker,  dealer, bank, trust company or other nominee, you will need to instruct that firm to tender the old debentures on your behalf.  Since this procedure may take  a  considerable  amount  of  time,  you  should  give  these  instructions immediately.

     If the exchange offer is unsuccessful,  we will have no available source of funds to pay your old  debentures  when  they  mature.  Although  our  insurance subsidiaries are solvent, CII Financial is a holding company with no significant operating assets of our own. Our insurance  subsidiaries are regulated insurance companies, which are restricted from providing us with dividends or other funds.
Accordingly,  if the offer is  unsuccessful,  we expect  that  owners of our old debentures  would  only  receive  repayment  of little or none of the  principal amount of their old debentures.

     If the  exchange  offer  is  successful,  but you do not  tender  your  old debentures  prior to the  expiration of the offer,  you may be unable to recover your investment in the old debentures for several reasons.  You may be unable to sell any old debentures that remain  outstanding  after  completion of the offer because the old debentures  are not listed on any securities  exchange and there is no active trading market for the old debentures. In addition, we may not have sufficient  funds to repay any remaining old debentures when they mature.  If we default  on the old  debentures,  we will be unable to repay any  remaining  old debentures  until  all of our  senior  debt has  first  been  paid in full.  Any remaining old debentures  will rank junior in right of payment to more than $164 million of our senior debt,  including  our guaranty of the $135 million  credit facility of our parent,  Sierra Health  Services,  Inc., and  approximately  $20 million of new 9 1/2% senior debentures.

     The complete terms of the offer are contained in our Preliminary Prospectus and Exchange Offer dated April 18, 2001,  which was sent to you  previously.  If you need a copy of this prospectus or need assistance in making  arrangements to tender your old  debentures,  please call the  Information  Agent for the offer,
D.F. King & Co., at (800)  735-3591.  If you have any questions about the offer, please call the Dealer Manager for the offer, Banc of America Securities LLC, at
(888) 292-0070. We appreciate your consideration of our offer.

                                       Sincerely,

                                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

                                       Kathleen M. Marlon
                                       Chairman, President,
                                       and Chief Executive Officer

Additional Information and Where to Find It:

     CII Financial,  Inc. has filed a Registration Statement with the Securities and Exchange  Commission on Form S-4 registering the new debentures to be issued in the exchange offer. The Registration Statement and the preliminary prospectus contained  therein  contain  important  information  about  CII  Financial,  the exchange  offer and  related  matters.  Security  holders  are urged to read the
Registration  Statement and the preliminary  prospectus  contained therein,  CII
Financial's  Schedule TO and any other relevant documents filed by CII Financial with the SEC.

     The Registration Statement has not yet become effective. The new debentures may not be sold and,  although you may tender your old  debentures,  tenders may not be accepted prior to the time the Registration  Statement becomes effective.
This shall not constitute an offer to sell or an offer to buy nor shall there be any sale of the new debentures in any State in which such offer, solicitation or sale would be unlawful.

     Security holders are able to obtain copies of the Registration Statement on
Form S-4 and the preliminary  prospectus,  CII  Financial's  Schedule TO and any other relevant  documents for free through the Web site maintained by the SEC at
http://www.sec.gov. In addition, these documents are available free of charge by contacting  the  Information  Agent for the  offer,  D.F.  King & Co.,  at (800)
735-3591.  If you have any  questions  about the offer,  please  call the Dealer
Manager for the offer, Banc of America Securities LLC, at (888) 292-0070.